Exhibit 99.1

Solaris Resources Inc. Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Unaudited)

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – In thousands of United States dollars)

($ thousands)	Note	September 30, 2025	December 31, 2024

Assets

Current assets
Cash and cash equivalents		$35,137	$31,738
Prepaids and other	5, 17	920	842
		36,057	32,580

Restricted cash	7	571	571
Exploration and evaluation assets	6	19,991	20,179
Property, plant and equipment	8	5,290	3,866

Total assets		$61,909	$57,196

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	9	$5,875	$12,839
Lease liability		76	216
		5,951	13,055
Long-term liabilities
Lease liability		458	217
Reclamation provision	7	4,147	3,765
Loans and borrowings	10	–	49,206
Deferred revenue	10	91,174	–
Other long-term liability		278	240
Total liabilities		102,008	66,483

Shareholders’ deficit
Common shares	11	246,629	244,718
Reserves	11	20,882	20,664
Deficit		(315,475)	(282,583)
Deficit attributable to shareholders of the Company		(47,964)	(17,201)
Non-controlling interests		7,865	7,914
Total shareholders’ deficit		(40,099)	(9,287)

Total liabilities and shareholders’ deficit		$61,909	$57,196

Nature of operations and going concern (Note 1)

Commitments (Notes 10, 12, 15(b), 17)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
($ thousands, except for shares and per share amounts)	Note	2025	2024	2025	2024

Gain on sale of royalty interest	10	$–	$–	$(9,812)	$–
Exploration expenses	12	9,501	17,659	30,668	42,236
General and administrative expenses	13,19	2,250	2,808	10,033	7,436
Loss from operations		11,751	20,467	30,889	49,672

Finance cost	10	1,091	1,216	4,645	3,406
Interest income		(550)	(636)	(884)	(1,522)
Foreign currency revaluation		(63)	(242)	(1,709)	(356)
Net loss		$12,229	$20,805	$32,941	$51,200

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation	19	(691)	(134)	1,562	(152)
Total comprehensive loss		$11,538	$20,671	$34,503	$51,048

Net loss attributable to:
Shareholders of the Company		$12,216	$20,785	$32,892	$51,149
Non-controlling interest		13	20	49	51
		$12,229	$20,805	$32,941	$51,200

Total comprehensive loss attributable to:
Shareholders of the Company		$11,525	$20,651	$34,454	$50,997
Non-controlling interest		13	20	49	51
		$11,538	$20,671	$34,503	$51,048

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.07	$0.13	$0.20	$0.33

Weighted average number of shares outstanding
Basic and diluted		165,761,345	162,311,181	164,589,426	155,490,954

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
($ thousands)	Note	2025	2024	2025	2024

Cash provided by (used in):
Operations
Net loss for the period		$(12,229)	$(20,805)	$(32,941)	$(51,200)
Adjustments for:
Finance cost		1,090	1,216	4,645	3,406
Finance income		(550)	(635)	(884)	(1,527)
Foreign exchange		(390)	(237)	(2,398)	(292)
Share-based compensation	11	901	1,341	2,981	2,835
Amortization		182	257	577	738
Warintza royalty sale	10	–	-	188	-
Reclamation provision		189	789	441	1,751
Other		57	–	51	6
Net changes in working capital items:
Prepaids and other		(123)	163	(80)	(719)
Accounts payable and accrued liabilities		(928)	1,387	(6,942)	6,107
Reclamation provision settlement		(103)	(2)	(104)	(12)
Deferred Revenue	10	–	–	90,000	–
Other long-term liability		30	18	38	21
		(11,874)	(16,508)	55,572	(38,886)

Financing
Proceeds from private placements of common shares		–	–	244	–
Proceeds from private placement equity financing		–	–	–	10,000
Proceeds from bought deal equity financing		–	–	–	29,270
Share issue and finance costs paid		–	(200)	–	(1,898)
Proceeds from exercise of stock options		–	–	462	24
Interest expense related to loan payable	10	–	–	(7,257)	–
Loan drawdown		–	15,000	15,000	15,000
Loan repayment		–	–	(60,000)	–
Payment of lease liability		(64)	(66)	(186)	(173)
		(64)	14,734	(51,737)	52,223

Investing
Option payment for mineral property interest acquisition	6	–	–	–	(250)
Finance income received	19	533	564	882	1,391
Acquisition of property, plant and equipment		(462)	(792)	(1,819)	(1,323)
		71	(228)	(937)	(182)

Effect of exchange rate changes on cash and cash equivalents		(43)	375	501	489

Increase (decrease) in cash and cash equivalents		(11,910)	(1,627)	3,399	13,644
Cash and cash equivalents, beginning of period		47,047	54,136	31,738	38,865

Cash and cash equivalents, end of period		$35,137	$52,509	$35,137	$52,509

Supplemental cash flow information (Note 18)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
($ thousands, except for shares)	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non-controlling interest	Total equity

Balance, December 31, 2024		163,234,932	$244,718	$18,546	$2,118	$20,664	$(282,583)	$7,914	$(9,287)
Private placement equity financing, net of share issue costs	11	83,333	244	–	–	–	–	–	244
Shares issued on exercise of stock options	11	2,467,098	1,667	(1,203)	–	(1,203)	–	–	464
Share-based compensation	11			2,981		2,981			2,981
Net loss and comprehensive loss		–	–	–	(1,560)	(1,560)	(32,892)	(49)	(34,501)
Balance, September 30, 2025		165,785,363	$246,629	$20,324	$558	$20,882	$(315,475)	$7,865	$(40,099)

Balance, December 31, 2023		150,811,195	$206,357	$15,148	$1,576	$16,724	$(205,566)	$7,911	$25,426
Private placement equity financing, net of share issue costs		2,795,102	9,944	–	–	–	–	–	9,944
Bought deal equity financing, net of share issue costs	11	8,222,500	27,432	–	–	–	–	–	27,432
Shares issued on exercise of stock options	11	624,531	282	(258)	–	(258)	–	–	24
Share-based compensation	11	–	–	2,835	–	2,835	–	–	2,835
Net loss and comprehensive loss		–	–	–	152	152	(51,149)	(51)	(51,048)
Balance, September 30, 2024		162,453,328	$244,015	$17,725	$1,728	$19,453	$(256,715)	$7,860	$14,613

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

1.	Nature of operations AND GOING CONCERN

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares trade on the Toronto Stock Exchange under the symbol “SLS” and the NYSE American under the symbol “SLSR”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico and the Tamarugo property (“Tamarugo”) in Chile. The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances, loan financing and the Royal Gold royalty and streaming package to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to obtain the necessary funds primarily through the remaining drawdown from the Royal Gold funding package (see below) and/or the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that debt facilities, future equity financing, or strategic alternatives will be available on acceptable terms to the Company or at all, or that the Company will meet the conditions to receive the additional drawdown under the Royal Gold funding package.

As at September 30, 2025, the Company had cash and cash equivalents of $35,137. On May 21, 2025, the Company entered into a funding package with RGLD Gold AG ("Royal Gold"), a subsidiary of Royal Gold, Inc. for the Warintza project. The total cash consideration under the agreements is $200,000, comprising a gold stream agreement (“Stream”) and net smelter return royalty agreement (“Royalty”) (collectively the “Financing Agreements”). Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

●	First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream (“Stream Upfront Payment”) and $10,000 allocated to the Royalty;

●	Second tranche of $50,000 made available following the publication of the Pre-Feasibility Study (“PFS”) and receipt of the Environmental Impact Assessment technical approval (“EIA”), which will be allocated to the Stream; and

●	Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold’s security, which will be allocated to the Stream.

Based on its current forecasted expenditures, the Company requires the additional financing from the second tranche of the Royal Gold funding package to fund ongoing operations for the next twelve months. As a result, material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material. Refer to Note 10 for details on the streaming agreement.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performances since the last annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2024. The accounting policies, significant judgments made by management in applying these policies and key sources of estimation uncertainty are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 12, 2025.

Revision of prior quarter financial statements

In preparing the condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2025, the Company identified an error whereby a provision which had been held against salary and benefits at December 31, 2024 had not been released against the recognition of cost in the correct quarter. The identified error whilst having no impact on the condensed consolidated interim financial statements for the nine months ended September 30, 2025 does impact the condensed consolidated interim financial statements for the three months ended September 30, 2025.

The Company identified an error whereby the foreign currency calculations related to retranslation of deferred revenue to the functional currency and amortization of loan arrangement fees had been incorrectly calculated. The identified error whilst having no impact on the condensed consolidated interim financial statements for the nine months ended September 30, 2025 does impact the condensed consolidated interim financial statements for the three months ended June 30, 2025.

Additionally, in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 the Company revised its disclosure of finance income within the condensed consolidated interim statement of cash flows, such that finance income is recognised within investing cash flows whereas previously it was disclosed within financing cash flows. The disclosure in the condensed consolidated interim statement of cash flows for the comparative periods for the three and nine months to September 30, 2024 have followed this disclosure.

A summary of the adjustments relating to the above items is included in Note 19.

3.	MaTERIAL ACCOUNTING POLICIES

New material accounting policies include the following:

a)	Deferred revenue

Gold revenue subject to the streaming agreement

The Company recognized the consideration received from Royal Gold relating to the streaming agreement, as deferred revenue and will recognize the amounts in revenue as it satisfies its obligation to deliver gold to Royal Gold over the life of the contract.

The Company determines the amortization of deferred revenue to the consolidated statements of loss and comprehensive loss on a per unit basis. In streaming arrangements, the estimated total quantity of gold expected to be delivered to Royal Gold over the term of the contract is used. Subsequent changes to expected mine plan will result in an adjustment to revenue in the year of change and is prospectively adjusted for the quantity of gold expected to be delivered under the contract.

Where consideration is received in advance of the Company’s performance of its obligation, there is an inherent financing component in the transaction. When the period between the receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

The accretion of the interest expense is recognized in the finance expense line in the consolidated statements of loss and comprehensive loss.

Refer to Note 10 for details on the streaming agreement.

b)	Sale of royalty interest

The Company records the proceeds from the sale of a royalty interest on a property against the value of the Exploration and Evaluation asset in the statement of financial position, with any excess once the value reaches $0 to be recognized as a gain in the statement of net loss. Refer to Note10 for details on the royalty agreement.

4.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

New judgements and estimates recognized in the Company’s consolidated financial statements are as follows:

a)	Accounting for streaming arrangements

Management has applied judgment in the assessment that the Stream (Note 10) constitutes a contract for the future sale of commodities to the counterparty. The contract will be settled through the delivery of commodity and in no event settled in cash except in the event of a change of control or exercise of the termination option. The deposit is therefore recorded as deferred revenue and is not a financial liability. Management assessed that the contract contained a significant financing component, which required making estimates, with information reasonably available to the parties at contract inception, of the quantity and the cash selling price of the promised goods to be delivered under the Stream in order to determine the implicit interest rate of the agreement. These estimates are subject to variability and may have an impact on the timing and amount of revenue recognized. Management exercised judgment in applying IFRS 15, as the treatment of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company’s future production.

5.	Prepaids and other

	Note	September 30, 2025	December 31, 2024
Prepaid expenses and deposits		$712	$534
Supplies inventory		119	143
Taxes recoverable		46	101
Amounts receivable and other		43	38
Due from a related party	17	-	26
		$920	$842

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

6.	Exploration and evaluation assets

	Note	September 30, 2025	December 31, 2024
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	–	188
ENAMI Concessions (Ecuador)	c)	250	250
		$19,991	$20,179

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either party’s ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,774 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares. Additionally, Royal Gold holds a 0.3% net smelter return royalty covering a total of 18,600 hectares.

c)	ENAMI 1 Option

Solaris has entered an option agreement to acquire up to a 100% interest in 10 new exploration concessions from the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”). These concessions comprise a land package of approximately 40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador.

The Company made an upfront payment to ENAMI EP of $250 on May 10, 2024 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

7.	Reclamation provision

	September 30, 2025	December 31, 2024
Balance, start of period	$3,765	$1,529
Additions	466	2,244
Accretion	44	33
Settlement	(104)	(13)
Change in estimate	(24)	(28)
Balance, end of period	$4,147	$3,765

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at September 30, 2025 are $4,563 (December 31, 2024 – $4,274), which have been inflated at an average rate of 2.07% per annum (December 31, 2024 – 2.07%) and discounted at an average rate of 3.61% (December, 31, 2024 – 4.27%).

Restricted cash of $571 (December 31, 2024 – $571) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza.

8.	Property, plant and equipment

	Site infra-structure and equipment	Construction in progress	Warehouse & office equipment & furniture	Right-of-use assets	Total
Cost
As at December 31, 2023	$2,844	$–	$648	$526	$4,018
Additions	292	1,890	225	549	2,956
Transfers	655	(655)	–	–	–
Disposals	(23)	–	–	(73)	(96)
As at December 31, 2024	$3,768	$1,235	$873	$1,002	$6,878
Additions	108	1,672	33	317	2,130
Transfers	847	(847)	–	–	–
Disposals	(129)	–	–	–	(129)
As at September 30, 2025	$4,594	$2,060	$906	$1,319	$8,879

Accumulated amortization
As at December 31, 2023	$1,274	$–	$431	$381	$2,086
Amortization	585	–	187	240	1,012
Disposals	(17)	–	–	(69)	(86)
As at December 31, 2024	$1,842	$–	$618	$552	$3,012
Amortization	245	–	77	255	577
Disposals	–	–	–	–	–
As at September 30, 2025	$2,087	$–	$695	$807	$3,589

Net book value
As at December 31, 2024	$1,926	$1,235	$255	$450	$3,866
As at September 30, 2025	$2,507	$2,060	$211	$512	$5,290

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025	December 31, 2024
Trade payables	$1,854	$5,552
Employee liabilities	147	126
Accrued liabilities and other	3,874	7,161
Balance, end of period	$5,875	$12,839

10.	WARINTZA PROJECT FINANCING

On December 11, 2023, the Company entered into a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC (collectively “OMF”), entities managed by Orion, to provide up to approximately $80,000 in aggregate funding for the advancement of the Warintza project in Ecuador. The financing package is comprised of a $60,000 Senior Loan, a subscription for $10,000 in common shares with a commitment for $10,000 in additional equity financing and a copper offtake agreement to purchase concentrate produced by the Warintza project. On December 19, 2023, the Company also signed a molybdenum offtake agreement with OMF.

a)	Senior Loan – OMF Fund IV SPV D LLC

A first advance of $30,000 was received on December 21, 2023. An additional advance of $15,000 was received on September 13, 2024. And a final advance of $15,000 was received on May 14, 2025.

	September 30, 2025	December 31, 2024
Balance, start of period	$49,206	$29,363
Advances	15,000	15,000
Transaction costs	(168)	(4)
Accrued interest	2,367	4,746
Amortization of transaction cost	796	101
Foreign Exchange and Other	56	–
Loan and accrued interest repayment	(67,257)	–
Balance, end of period	$–	$49,206

Amounts drawn on the Senior Loan bears interest payable quarterly at the higher of (a) adjusted term secured overnight financing rate (“SOFR”) and (b) 2.00%, plus either 7.00% per annum in the case of interest paid in cash, or 7.50% in the case of interest that is accrued to the loan balance in accordance with the Senior Loan agreement. At September 30, 2025, the Senior Loan is measured at amortized cost using an effective interest rate of 16.18% (December 31, 2024 – 12.80%).

The Company has the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Senior Loan and paying it upon maturity. The interest until repayment was accrued to the principal amount of the Senior Loan.

On May 21, 2025, the Company entered into a funding package with Royal Gold, a subsidiary of Royal Gold, Inc. for the Warintza project. The total cash consideration under the Financing Agreements is $200,000, comprising a Stream and a Royalty.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

b)	Offtake agreements

Under the terms of the offtake agreements, OMF will purchase the greater of (i) 20% of the copper and molybdenum concentrates produced from the Warintza project in each contract year, and (ii) the percentage of production of concentrates required to deliver a minimum 30,000 tonnes of copper and 1,500 tonnes of molybdenum in each contract year as well as the corresponding amount of gold and silver contained in the copper concentrate.

The offtake agreements will expire 20 years after the achievement of commercial production as defined in the agreements. If commercial production has not been achieved by December 31, 2027, then the term will extend by one year for each calendar year that commercial production has not been achieved, and if commercial production has not been achieved by December 31, 2032, then the term is extended for the duration of the mine life as defined in the offtake agreements.

c)	Funding package with Royal Gold

On May 21, 2025, the Company entered into a funding package with Royal Gold, a subsidiary of Royal Gold, Inc. for the Warintza project. The total cash consideration under the Financing Agreements is $200,000, comprising a Stream and a Royalty.

Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

●	First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream and $10,000 allocated to the Royalty as per the contracts and cash received;

●	Second tranche of $50,000 made available following the publication of the PFS and receipt of the technical approval of the EIA, which will be allocated to the Stream as per the contract; and

●	Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold's security, which will be allocated to the Stream as per the contract.

Under the terms of the Stream, Royal Gold will receive gold deliveries equivalent to 20 ounces per 1 million pounds of copper produced from a defined area (RGLD Gold AOI). For each ounce of gold delivered under the Stream, Royal Gold will pay the Company a purchase price equal to 20% of spot price until 90,000 ounces have been delivered; and then 60% of spot price thereafter.

Under the terms of the Royalty, Royal Gold will receive a 0.3% net smelter return royalty on all metal production from a defined area (RGLD Gold Expanded AOI). The Royalty will increase annually by 0.0375%, up to a maximum of 0.6%, until the earlier of: the first delivery of gold under the Stream; or eight years following the closing date.

The Company’s obligations under the Stream and related documents are secured by (i) an all-asset British Columbia-law general security agreement made by the Company in favour of Royal Gold, and (ii) a British Columbia law share pledge agreement made by the Company in favour of Royal Gold in respect of all of the shares of its direct wholly owned subsidiary Lowell Copper Holdings Inc. (“Lowell Copper”). The obligations under the Stream are further guaranteed pursuant to a British Columbia-law guarantee from (i) Lowell Copper, which guaranteed obligations are secured by an all-asset British Columbia-law general security agreement made by Lowell Copper in favour of Royal Gold, and (ii) Lowell Mineral Exploration Ecuador S.A. (“Lowell Ecuador”). The obligations under the Stream will be further (i) secured pursuant to an Ecuador-law share pledge agreement to be granted by Lowell Copper in favour of Royal Gold in respect of all of the shares of its direct wholly-owned subsidiary Lowell Ecuador, and (ii) guaranteed pursuant to an Ecuador-law guarantee to be granted by Lowell Ecuador in favour of Royal Gold, which guaranteed obligations are to be secured by an Ecuador-law assignment of mining rights.

Solaris Resources AG’s (“Solaris Switzerland”) obligations under the Royalty and related documents are guaranteed (i) by a British Columbia-law limited recourse guarantee from the Company, which guaranteed obligations are to be secured by a Swiss-law share pledge agreement to be granted by the Company in respect of all of the shares of its direct wholly-owned subsidiary Solaris Switzerland. In addition to the above-noted guarantees and security, as further guarantees and security for the obligations under the Royalty, (i) Solaris Switzerland is to grant in favour of Royal Gold a Swiss-law security assignment of all receivables owed by the Company or Lowell Ecuador to Solaris Switzerland in respect of certain intercompany receivables and funding arrangements between the Company or Lowell Ecuador and Solaris Switzerland, (ii) the Company is to grant in favour of Royal Gold a Swiss-law share pledge agreement in respect of all of the shares of its direct wholly-owned subsidiary Solaris Switzerland. Additionally, the guarantees and security granted to Royal Gold in respect of the obligations under the Stream are to guarantee and/or secure the obligations under the Royalty.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

The Company recorded the Stream Upfront Payment as deferred revenue. The Company determines the amortization of deferred revenue on a per unit basis using the estimated total gold production over the life of the Warintza project.

Deferred revenue consists of: 1) initial Stream Upfront Payment received by the Company for future delivery of gold under the terms of the Stream, and 2) a significant financing component of the stream agreement resulting from the difference in the timing of the upfront payment received and the promised goods delivered. As such, the Company recognizes interest expense at each reporting period (three and nine months ended September 30, 2025 – $1,044 and $1,506 respectively) and will accrete the deferred revenue balance to recognize the significant financing element that is part of the Stream. The interest rate of 4.6% is determined based on the effective rate in the expected deliveries against the deferred revenue.

11.	Share capital

a)	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 165,785,363 (December 31, 2024 – 163,234,932)

b)	Share placements

On January 15, 2025, the Company issued 83,333 common shares at a price of C$4.20 for gross proceeds of $244 in a private placement.

c)	Share purchase options

For the three and nine months ended September 30, 2025, the Company recognized a share-based compensation expense included in general and administrative expenditures of $901 and $2,981, respectively (three and nine months ended September 30, 2024 – $1,341 and $2,835, respectively). The following table shows the change in the shares issuable for Solaris options during the nine months ended September 30, 2025 and 2024:

For the nine months ended September 30,	2025	2024
Balance, start of period	14,165,000	10,556,688
Granted	–	900,000
Exercised	(2,467,098)	(288,107)
Forfeited/expired	(881,652)	(358,581)
Balance, end of period	10,816,250	10,810,000

The weighted average exercise price per share of options exercised and forfeited during the nine months ended September 30, 2025 was C$0.83 and C$5.06, respectively. The weighted average exercise price per share of options granted, exercised and forfeited during the nine months ended September 30, 2024 was C$3.43, C$0.79 and C$8.39, respectively.

The assumptions used in the Black-Scholes option pricing model for the options granted in the nine months ended September 30, 2025 and 2024 were as follows.

Weighted average	2025		2024
Exercise price per share issuable	C$	–	C$	3.43
Expected term (years)		–		5
Volatility[1]		–		56%
Expected dividend yield		–		–
Risk-free interest rate		–		2.96%
Weighted average fair value per share		–		1.71

[1]	The expected volatility of Solaris is based on the historical volatility of the shares of a comparative peer group of companies.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Solaris options

The following is a summary of the Company’s outstanding and exercisable options as at September 30, 2025:

Outstanding				Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
November 2, 2020	$4.90	2,025,000	0.09	2,025,000	0.34
March 16, 2021	$7.24	300,000	0.46	300,000	0.71
August 9, 2022	$7.36	200,000	1.86	150,000	1.86
February 24, 2023	$5.94	2,650,000	2.40	1,625,000	2.65
February 23, 2024	$3.79	900,000	3.40	425,000	3.40
September 18, 2024	$3.30	2,271,250	3.97	835,000	3.97
October 4, 2024	$3.32	255,000	4.01	-	-
November 19, 2024	$3.44	1,300,000	4.14	150,000	4.14
December 13, 2024	$4.56	175,000	4.21	-	-
December 20, 2024	$4.56	300,000	4.22	-	-
December 27, 2024	$5.00	440,000	4.24	-	-
	$4.61	10,816,250	2.72	5,510,000	1.79

d)	Restricted share units

Pursuant to the Arrangement, holders of Equinox restricted share units (“RSUs”) or RSUs with non-market-based performance vesting conditions (“pRSUs”) received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox. The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. During the six months ended September 30, 2025 and 2024, there were RSUs redeemed under the provision of the Company’s RSU plan and as of September 30, 2025, 260,836 RSUs and pRSUs are outstanding with 26,085 of Solaris shares issuable.

12.	Exploration expenditures

The Company’s exploration expenditures by activity are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries, studies, geological consultants and support, and travel	$3,568	$5,083	$12,569	$12,592
Site preparation, supplies, field and general	2,277	3,458	6,844	9,099
Drilling and drilling related costs	496	4,937	1,537	10,135
Assay and analysis	280	785	867	1,300
Community relations, environmental and permitting	2,235	2,320	7,059	6,068
Concession fees	271	30	771	553
Reclamation provision	190	789	441	1,751
Amortization	184	257	580	738
	$9,501	$17,659	$30,668	$42,236

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

The Company’s exploration expenditures by jurisdiction are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Ecuador	$8,226	$17,128	$26,200	$40,856
Chile	45	20	81	79
Mexico	33	56	129	129
Peru and other	1,197	455	4,258	1,172
	$9,501	$17,659	$30,668	$42,236

Exploration expenditure in Peru includes costs for shared technical services, performed in Lima.

13.	General and administrative expenditures

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Share-based compensation	$901	$1,341	$2,981	$2,835
Salaries and benefits	478	512	1,163	1,483
Office and other	353	273	986	787
Filing and regulatory fees	74	143	286	284
Professional fees	403	395	4,417	1,586
Marketing and travel	41	144	200	461
	$2,250	$2,808	$10,033	$7,436

Transactions costs incurred by the Company associated with Royal Gold funding package were recognised within professional fees.

14.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

	September 30, 2025	December 31, 2024
Mexico	$19,748	$19,750
Ecuador	6,058	4,774
Chile	6	7
Peru	40	79
Canada	–	6
	$25,852	$24,616

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 12.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

15.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $35,797 represents the maximum exposure to credit risk.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

At September 30, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$5,875	$–	$–	$–	$5,875
Lease liabilities	76	458	–	–	534
Other long-term liabilities	–	–	–	278	278
Exploration expenses and other	974	880	–	–	1,854
	$6,925	$1,338	$–	$278	$8,541

c)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At September 30, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at September 30, 2025, cash of $ 28,360 (December 31, 2024– $15,858), loans and borrowings of $0, (December 31, 2024 – $49,206, and accounts payable and accrued liabilities of $(380) (December 31, 2024 - $421) are denominated in the US dollar. For the nine months ended September 30, 2025, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net gain would be $1,385 (nine months ended September 30, 2024 – $679).

The Company is also exposed to currency risk on financial assets and liabilities denominated in a range of currencies. However, the impact on such exposure is not currently material.

16.	Fair value measurements

The carrying values of cash and cash equivalents, amounts receivable, due from related parties, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. There were no transfers between fair value levels in the periods presented.

17.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Key management compensation for the three and nine months ended September 30, 2025 and 2024 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Share-based compensation	$458	$1,176	$1,399	$2,353
Salaries and benefits	333	273	975	769
Professional fees	–	92	–	224
	$791	$1,541	$2,374	$3,346

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. No amounts were charged by Augusta for the nine months ended September 30, 2025 (three and nine months ended September 30, 2024 – $92 and $224, respectively).

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

The Company was charged for the following with respect to these arrangements in the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$–	$411	$–	$1,738
Office and other	–	119	104	354
Filing and regulatory fees	–	2	–	54
Marketing and travel	–	5	–	15
	$–	$537	$104	$2,161

18.	Supplemental cash flow information

For the nine months ended September 30,	2025	2024
Non-cash items:
Accrued interest income	$–	$35
Interest expense accrued to loans and borrowings	$–	$3,220
Right of use asset acquired	$126	$549

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – In thousands of United States dollars, unless otherwise noted)

19.	REVISION OF PRIOR QUARTER FINANCIAL STAtements

In preparing the condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2025, the Company identified an error whereby a provision of $713 which had been held against salary and benefits at December 31, 2024 had not been released against the recognition of cost in the correct quarter. The identified error whilst having no impact on the condensed consolidated interim financial statements for the nine months ended September 30, 2025 does impact the condensed consolidated interim financial statements for the three months ended March 31, 2025. The Company evaluated the error and determined that the related impacts were not material given this resulted in a $nil impact to the condensed consolidated interim financial statements for the nine months ended September 30, 2025. The disclosures relating to these items in the periods mentioned above have been restated to correct for this error.

The Company identified an error whereby the foreign currency calculations related to retranslation of deferred revenue to the functional currency of $1,479 and amortization of loan arrangement fees of $651 had been incorrectly calculated. The identified error whilst having no impact on the condensed consolidated interim financial statements for the nine months ended September 30, 2025 does impact the condensed consolidated interim financial statements for the three months ended June 30, 2025. The Company evaluated the error and determined that the related impacts were not material. The disclosures relating to these items in the periods mentioned above have been restated to correct for this error.

Additionally, in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 the Company revised its disclosure of finance income within the condensed consolidated interim statement of cash flows, such that finance income of $533 and $882 respectively, is recognised within investing cash flows whereas previously it was disclosed within financing cash flows. The disclosures relating to these items in the periods mentioned above have been restated to correct for this error and the prior period comparative disclosures have also been revised.

20.	REVISION OF PRIOR QUARTER FINANCIAL STAtements

Certain prior period amounts have been reclassified to ensure consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.